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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

                                   Cyrk, Inc.
                -------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                       -----------------------------------
                         (Title of Class of Securities)

                                   232817 10 6
                              ---------------------
                                  (CUSIP Number)

                                    Ty Warner
                                     Ty, Inc.
                                  807 Blackhawk
                               Westmont, IL 60559
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                   Copies to:
                            Thomas J. Swan, III, Esq.
                             Choate, Hall & Stewart
                         Exchange Place, 53 State Street
                                Boston, MA 02109
                                  (617)248-5000

                                February 12, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (l) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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                                  SCHEDULE 13D

------------------------------                       ---------------------------
CUSIP NO. 232817 10 6                                PAGE    2  OF    28 PAGES
------------------------------                       ---------------------------

-------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ty Warner
-------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
                                                                      (b)   [ ]

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  3       SEC USE ONLY

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  4       SOURCE OF FUNDS

          PF
-------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

-------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          US
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER

                             1,075,610
    NUMBER OF          --------------------------------------------------------
     SHARES            8     SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY                 0
      EACH             --------------------------------------------------------
    REPORTING          9     SOLE DISPOSITIVE POWER
   PERSON WITH
                             1,075,610
                       --------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,075,610
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.4%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
================================================================================





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ITEM 1. SECURITY AND ISSUER.

This statement relates to the Common Stock, $.01 par value (the "Common Stock") of Cyrk, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 3 Pond Road, Gloucester, Massachusetts 01930, and a warrant to purchase up to 100,000 shares of Common Stock.

ITEM 2. IDENTITY AND BACKGROUND

     (a.) This Statement is being filed by Ty Warner (the "Reporting Person").

     (b.) The Reporting Person's business address is c/o Ty, Inc., 807
          Blackhawk, Westmont, IL 60559.

     (c.) The Reporting Person is employed as the Chairman of Ty, Inc., a
          Delaware Corporation with its principle place of business located at 807 Blackhawk, Westmont, IL 60559.

     (d.) The Reporting Person has not, during the past 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e.) The Reporting Person has not, during the past 5 years, been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and the Reporting Person is not or has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state security laws or finding any violation with respect to such laws as a result of such proceeding.

     (f.) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Securities Purchase Agreement, dated as of February 12, 1998 (the "Agreement"), between the Reporting Person and the Issuer, the Reporting Person acquired (i) a warrant to purchase up to 100,000 shares of the Issuer's Common Stock, par value $.01, at a price per share of $10.25 (the "Warrant") and
(ii) 975,610 shares of Common Stock, par value $.01, (the "Shares") for an aggregate purchase price of $10,000,000. The Reporting Person purchased the Shares and the Warrant through the use of personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person acquired the Shares and the Warrant for the purpose of investment for the Reporting Person's own account, not as a nominee or agent, and not with a view to the distribution of any part thereof, nor with a present intention of selling, granting any participation in, or otherwise distributing the same.

     The Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of


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additional securities of the Issuer or the disposition of securities of the
Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws, or other instrument corresponding thereto, or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Person is deemed to own beneficially, under Rule 13D-3(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), Nine Seventy Five Thousand Six Hundred Ten (975,610) shares of Common Stock of the Issuer and, under Rule 13D-3(b) of the Exchange Act, One Hundred Thousand (100,000) shares of Common Stock of the Issuer which the Reporting Person has the ability to acquire within 60 days of the date hereof pursuant to the conversion of a warrant at a price per share of $10.25. The Shares and the Warrant (collectively the "Shares") represent approximately 7.4% of the total issued and outstanding shares of the Common Stock of the Issuer.

     (b) The Reporting Person has sole power to vote or direct the vote of the Shares and the sole power to dispose or to direct the disposition of the Shares.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Securities Purchase Agreement between the Reporting Person and the Issuer dated February 12, 1998 (the "Agreement"), the Reporting Person has the right to sell, and the Issuer the obligation to purchase, up to 500,000 shares of Common Stock held by the Reporting Person (the "Put"). The Put expires twelve weeks from the date of the Agreement and the price at which the shares must be repurchased pursuant to the Put is initially $10.25 and thereafter is reduced by $.50 per share per week.


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     Pursuant to the Agreement, at any time after the expiration or waiver of the Put, the Reporting Person may request that the Issuer prepare and file a registration statement under the Securities Act of 1933, as amended (the "Act") for all or part of the Shares held by the Reporting Person at the expense of the Issuer. Upon such request, the Issuer shall be obligated to use its best efforts to register such Shares under the Act. The Issuer shall be obligated to effect only one such demand registration.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Attached to this statement and filed with this statement as exhibits are the following documents:

     EXHIBIT A:     Securities Purchase Agreement, dated as of February 12, 1998 by and among Cyrk, Inc. and Ty Warner

     EXHIBIT B:     Warrant to purchase 100,000 shares of the Common Stock of
                    the Issuer by the Reporting Person

     The foregoing descriptions of these Exhibits are qualified in their entirety by reference to the Exhibits themselves.


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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 1998

                                        /s/ Ty Warner
                                        ---------------------------------